Sunburst Acquisitions V, Inc.

Room 2305A, 23/F

World-Wide House, 19 Des Voeux Road

Central, Hong Kong

June 20, 2018

VIA EDGAR

Mara L. Ransom

Assistant Directors

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Consumer Products

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Sunburst Acquisitions V, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 11, 2018

File No. 333-223749

Dear Ms. Ransom,

Sunburst Acquisitions V, Inc. (the “Company”, “Sunburst,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 7, 2018 regarding our Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) previously filed on May 11, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement submitted accompanying this Response Letter is referred to as Amendment No. 2.

General

1. Please update your financial statements to comply with Rule 8-08 of Regulation S-X by providing financial statements for the interim fiscal period ended March 31, 2018. Please provide corresponding updated disclosures throughout your filing.

Response: In response to the Staff’s comment, we have included the financial statements for the interim fiscal period ended March 31, 2018, beginning on page F-1 of Amendment No. 2.

Public Offering Prospectus Cover Page

2. You disclose here that you are offering warrants along with your common stock, and on your resale prospectus cover page, you disclose that “to the extent the Warrants are exercised for cash . . . [you] will receive the exercise price for those Warrants.” It appears, however, that you are registering only common stock in both the primary and resale offerings. In this regard, please remove these references, or explain why you have included the same in your filing.

Response: Since filing Amendment No.1, the potential selling shareholders decided not to register their shares and we therefore removed all reference to same, as well as the resale prospectus previously included in the Registration Statement. Currently, we are registering only common stock in the primary offering. Accordingly and in response to the Staff’s comment, we have removed the references noted in comment 2 and made revisions on the front cover page of Amendment No. 2.

3. You disclose that management and, more specifically, your officers will attempt to sell the shares being offered on behalf of the Company. Please clarify whether Terence Ho, Nana Liao, or both individuals are facilitating your primary offering.

Response: In response to the Staff’s comment, we have made revisions on page 48 of Amendment No. 2 to reflect that only Terence Ho is facilitating our offering.

4. If Mr. Ho is facilitating the primary offering, please provide risk factor disclosure regarding Mr. Ho’s participation in both the primary and secondary offering. In this regard, please clearly disclose the process by which Mr. Ho will determine whether to sell shares on your behalf or his own shares, and the risks attendant with his participation in both offerings.

Response: As explained in response to Comment 2 above, we are no longer including any resale shares/selling shareholders in the Registration Statement. Therefore, we believe that the issue raised in Comment 4 is moot.

5. Please remove references to your resale prospectus from your primary offering prospectus or, in the alternative, clarify that information about the resale prospectus is discussed in a separate prospectus, not this one. In this regard, we note that you are using separate prospectuses for each offering, and references to the resale prospectus in your public offering prospectus may be confusing to investors viewing only the primary offering prospectus.

Response: Please see our response to Comment 2 above.

Use of Proceeds, page 22

6. We note your statement that the amounts and timing of your actual expenditures may vary significantly depending upon, among other things, “the status of and results from clinical trials.” Given your description of your business as an import service provider that procures and imports raw materials or half-finished products, please clarify the impact of clinical trials on your capital expenditures, or remove your reference to clinical trials.

Response: In response to the Staff’s comment, we have removed such references on page 22 in Amendment No. 2.

Management’s Discussion and Analysis

Operating Results, page 35

7. You reference your two sources of revenues, import and custom clearing services and trading services, however, you have not explained what trading services you offer. In an appropriate place in your prospectus, please revise to describe these services.

Response: In response to the Staff’s comment, we described the trading services we offer in the Prospectus Summary and Business section of the Registration Statement; we made additional revisions on pages 2, and 28 of Amendment No. 2.

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Plan of Distribution, page 44

8. We note your disclosure that your shares will be issued in “one or more closings.” Please describe management’s considerations in determining whether to hold more than one closing, including when and how the company will determine to hold a closing.

Response: In response to the Staff’s comment, we have made revisions on the front cover page and page 47 of the Amendment No. 2.

Consolidated Financial Statements As of and For the Year then Ended December 31, 2017 and 2016, page F-1

9. Please include in your amended registration statement the audit report provided by WWC Professional Corporation, referenced in this section and in Exhibit 23.1. In this regard, we note that you included an audit report provided by WWC in your initial filing, but this report did not indicate that WWC audited your financial statements for the year ended December 31, 2017. We also note that your Form 10-K for the fiscal year ended December 31, 2017 includes an audit report that references the December 31, 2017 fiscal period, but this report is not included in your registration statement.

Response: In response to the Staff’s comment, we included the audit report in Amendment No. 2; it was inadvertently omitted from Amendment No. 1.

Resale Prospectus Cover Page, page SS-1

10. Please provide on the cover page of your resale prospectus the offering price of the securities. Refer to Item 501(b) of Regulation S-K.

Response: As previously disclosed in response to Comment 2, we removed the selling shareholders from the Registration Statement and therefore believe the issue raised in this comment is moot.

11. We note your disclosure that, “on May 11, 2018, a registration statement under the Securities Act with respect to your self-underwritten public offering, of 10,000,000 shares of common stock . . . was declared effective” by the SEC, and you “received approximately $122,972 in net proceeds from the offering.” Please remove these statements from your resale prospectus, inasmuch as they appear to be incorrect.

Response: Please see our response to Comment 10.

The Offering, page SS-3

12. We note your disclosure that there will be 101,000,000 shares of common stock outstanding after your resale offering. Please revise this disclosure to include the 10,000,000 shares you are registering in your concurrent primary offering and remove the 1,000,000 shares reflected by the resale, as they are already outstanding.

Response: Please see our response to Comment 10.

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We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at (212) 530-2210.

Very truly yours,

/s/ Terence Ho
Terence Ho
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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